Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES
REFINANCING OF THREE LONDON HOTELS

Tel-Aviv, Israel, November 29, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced the completion of refinancing of three of its jointly controlled  hotels in  London - the Park Plaza Riverbank, the Park Plaza Victoria and the Park Plaza Sherlock Holmes. The refinancing involves a 5-year term facilities (the “Facilities”) totaling £165.0 million (approximately $259 million) with Aareal Bank AG (“Aareal”), with a maturity until November 2015. The hotels were previously financed by a £195.0 million (approximately $306 million) facility (outstanding £181.9 million) (approximately $285.5 million) from Goldman Sachs International (“Goldman Sachs”), which was due in March 2011.

The hotels are jointly owned by EI and Park Plaza Hotels Limited (“Park Plaza”) via three jointly-controlled companies) (collectively the “Borrowers”). A separate arrangement with Aareal has been made to meet the costs of terminating an existing interest rate swap (the “Close-Out Costs”) amounting to £14.4 million (approximately $22.6 million) which, as part of the overall financing, were settled by Aareal. The Borrowers have undertaken to pay to Aareal the value of the Close-Out Costs over the next three years.

The facility agreement with Aareal provide for two facilities: one for £153.6 million (approximately $241 million) to Riverbank and Victoria (“Facility A”) and the other for £11.4 million (approximately $17.8 million) to Park Plaza Sherlock Holmes (“Facility B”).

In addition to the new Facilities Elbit, together with Park Plaza provided an equity injection of £16.6 million (approximately $26 million) of which £7.7 million (approximately $12 million) was provided by Elbit in order to enable the Borrowers to repay the balance of the amount that was outstanding to Goldman Sachs.

Elbit  and Park Plaza have severally guaranteed the Borrowers’ obligations in respect of the Close-Out Costs and the Facility B plus interest in a total amount of £25.8 million (approximately $40.5 million). Elbit share in such guarantee is £11.9 million (approximately $18.6 million). Save as aforesaid, the facilities are without recourse to Elbit  or any other member of its group apart from the Borrowers and their subsidiaries.

Mr. Dudi Machluf, co-CEO of Elbit Imaging, commented: “We are proud to announce the securing of new long term  bank financing for three of our hotels  in London. The new facilities has longer  maturity date (until November 2015) and it will replace the prior  short term  facility with a favorable interest rate. The securing of these new facilities was enabled due to the group’s good relationship with Aareal Bank and the continued improvement both in revenue and day-to-day business activity, of our London based hotels”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.”

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054